SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement, effective as of March 6, 2014, (this “Agreement”) by and among Canna-Life Corporation, a Colorado corporation (“Canna-Life”), and the shareholders of Canna-Life, set forth on Schedule I hereto (the “Canna-Life Shareholders”), and Wireless Attachments, Inc., a Colorado corporation (“Wireless Attachments”), and the controlling stockholders of Wireless Attachments set forth on Schedule II hereto (the “Wireless Attachments Controlling Stockholders”).

RECITALS

WHEREAS, the Canna-Life Shareholders own 8,096,000 common shares of Canna-Life, which represents 100% of the issued and outstanding shares of Canna-Life (such shares being hereinafter referred to as the “Canna-Life Shares”); and

WHEREAS, (i) the Canna-Life Shareholders and Canna-Life believe it is in their respective best interests for the Canna-Life Shareholders to exchange 100% of the Canna-Life Shares for 8,096,000 newly-issued shares of common stock, $0.0001 par value per share, of Wireless Attachments (such shares being hereinafter referred to as the “Wireless Attachments Shares”); and (ii) Wireless Attachments believes it is in its best interest and the best interest of its stockholders to acquire the Canna-Life Shares in exchange for the Wireless Attachments Shares, all upon the terms and subject to the conditions set forth in this Agreement (the “Share Exchange”); and

WHEREAS, it is the intention of the parties that: (i) the Share Exchange shall qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) the Share Exchange shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended and in effect on the date of this Agreement (the “Securities Act”); and

WHEREAS, it is the intention of the parties that upon the Closing (as hereinafter defined): (i) Canna-Life shall become a wholly-owned subsidiary of Wireless Attachments; and (ii) Wireless Attachments shall assume all of the rights, obligations, interests and liabilities of Canna-Life.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

EXCHANGE OF WIRELESS ATTACHMENTS SHARES FOR CANNA-LIFE SHARES

Section 1.1 Agreements to Exchange Canna-Life Shares for Wireless Attachments Shares. On the Closing Date (as hereinafter defined) and upon the terms and subject to the conditions set forth in this Agreement, the Canna-Life Shareholders shall assign, transfer, convey and deliver the Canna-Life Shares to Wireless Attachments and, in consideration and exchange for the Canna-Life Shares, Wireless Attachments shall issue, transfer, convey and deliver the Wireless Attachments Shares to the Canna-Life Shareholders.

Section 1.2 Agreements to Exchange Canna-Life Warrants for Wireless Warrants. On the Closing Date, the Canna-Life warrant holders (“Canna-Life Warrant Holders”) own 596,000 Canna-Life Warrants, with each Canna-Life Warrant entitling the holder to purchase 1 share of Canna-Life common stock at a price of $4.75 per share for a period of three years from the date of issuance. The Canna-Life Warrant Holders shall assign, transfer, convey and deliver the Canna-Life Warrants to Wireless Attachments and, in consideration and exchange for the Canna-Life Warrants, Wireless Attachments shall issue, transfer, convey and deliver the Wireless Attachments Warrants to the Canna-Life Shareholders.

Section 1.3 Closing and Actions at Closing. The closing of the Share Exchange (the “Closing”) shall take place remotely via the exchange of documents and signatures at such time and date as the parties hereto shall agree orally or in writing (the “Closing Date”).

Section 1.4 Effect of Share Exchange on Issued and Outstanding Canna-Life Common Stock and Warrants. After Closing and contingent upon the satisfaction of the terms and conditions set forth in this Agreement:

A. each outstanding share of common stock of Canna-Life shall be converted into and become the right to receive their pro rata portion of the Wireless Attachments Shares which shall be equal to the number of shares of Canna-Life Common Stock held by each Canna-Life Shareholder multiplied by the Exchange Ratio (as herein defined), rounded, if necessary, up to the nearest whole share of restricted common stock of Wireless Attachments;

B. each Warrant to purchase shares of Canna-Life Common Stock (a “Canna-Life Warrant”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Closing shall cease, at the Closing, to represent a right to acquire shares of Canna-Life Common Stock and shall be converted at the Closing, without any action on the part of such Warrant Holder, into a warrant to purchase shares of restricted Wireless Attachments Common Stock (a “Wireless Attachments Warrant”) on the same terms and conditions as were applicable under such Canna-Life Warrant prior to the Closing. The number of shares of Wireless Attachments Common Stock subject to each such Wireless Attachments Warrant shall be equal to the number of shares of Canna-Life Common Stock subject to each such Canna-Life Warrant multiplied by the Exchange Ratio (as herein defined), rounded, if necessary, up to the nearest whole share of Wireless Attachments Common Stock, and such Wireless Attachments Warrant shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such Canna-Life Warrant divided by the Exchange Ratio (as herein defined);

Section 1.5 Exchange Ratio. It is mutually agreed by the Parties that the Exchange Ratio shall be set at 1:1 (the “Exchange Ratio”).

Section 1.6 Restrictions on Wireless Attachments Shares Issued Pursuant to this Agreement. The Wireless Attachments Shares to be issued by Wireless Attachments pursuant to this Agreement have not been registered and are being issued pursuant to a specific exemption under the Securities Act, as well as under certain state securities laws for transactions by an issuer not involving any public offering or in reliance on limited federal preemption from such state securities registration laws, based on the suitability and investment representations made by the Canna-Life Shareholders to Wireless Attachments. The Wireless Attachments Shares of to be issued by Wireless Attachments pursuant to this Agreement must be held and may not be sold, transferred, or otherwise disposed of for value unless such securities are subsequently registered under the Securities Act or an exemption from such registration is available, and that the certificates representing the Shares of Wireless Attachments Common Stock issued in the Share Exchange will bear a legend in substantially the following form so restricting the sale of such securities:

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. The securities have been acquired for investment and may not be sold or transferred without complying with Rule 144 in the absence of an effective registration or other compliance under the Securities Act.

Section 1.7 Exchange of Certificates and Treatment of Fractional Shares.

A.                                       Canna-Life and Wireless Attachments have selected Globex Transfer LLC (the “Exchange Agent”) for the issuance and delivery of the Wireless Attachments Shares to the Canna-Life Shareholders. At Closing, Wireless Attachments shall reserve such number of Wireless Attachments Common Stock to satisfy the issuance of the Wireless Attachments Shares, and shall cause to be provided to the Exchange Agent at the Closing, a duly signed Directors Resolution authorizing the issuance of the shares of Wireless Attachments Common Stock to the Canna-Life Shareholders pursuant to this Agreement. Each issued and outstanding share of common stock of Canna-Life shall be converted into the right to receive a pro rata portion of the Wireless Attachments Shares, as described in this Agreement, consisting of 8,096,000 shares of Common Stock of Wireless Attachments, rounded up to the next whole share.

B.                                      Unless as otherwise agreed by the Parties, as promptly as practicable after the Closing, Exchange Agent shall send or cause to be sent to each former holder of record of shares of Canna-Life Common Stock immediately prior to the Closing, transmittal materials for use in exchanging such Canna-Life Shareholder’s Canna-Life Certificates for the consideration set forth in this Agreement. Delivery shall be effected, and risk of loss and title to the Canna-Life Certificates theretofore representing such shares of Canna-Life Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent, subject to such other provisions as set forth in this Agreement. Wireless Attachments shall cause Wireless Attachments Certificates for shares of Wireless Attachments Common Stock into which shares of Canna-Life Common Stock, are converted at the Closing, which a Canna-Life Shareholder shall be entitled to receive, to be delivered to such Canna-Life Shareholder upon delivery to the Exchange Agent of Canna-Life Certificates representing such shares of Canna-Life Common Stock, together with the transmittal materials, duly executed and completed in accordance with the instructions thereto. If any Wireless Attachments Certificate is to be issued in a name other than that in which the Canna-Life Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such Wireless Attachments Certificate in a name other than that of the registered Holder of the Canna-Life Certificate surrendered, or shall establish to the satisfaction of Wireless Attachments and the Exchange Agent that any such taxes have been paid or are not applicable.

Section 1.8 Cancellation of Wireless Attachments Shares. On the Closing Date, Wireless Attachments shall have completed the cancellation of 113,500,000 shares of common stock of Wireless Attachments held by the Wireless Attachments Controlling Stockholders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF WIRELESS ATTACHEMENTS

Wireless Attachments and the Wireless Attachments Controlling Stockholders represent, warrant and agree that all of the statements in the following subsections of this Article II are true and complete as of the date hereof.

Section 2.1 Corporate Organization

A.  Wireless Attachments is a corporation duly organized, validly existing and in good standing under the laws of Colorado, and has all requisite corporate power and authority to own its properties and assets and governmental licenses, authorizations, consents and approvals to conduct its business as now conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its activities makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a Material Adverse Effect on the activities, business, operations, properties, assets, condition or results of operation of Wireless Attachments. “Material Adverse Effect” means, when used with respect to Wireless Attachments, any event, occurrence, fact, condition, change or effect, which, individually or in the aggregate, would reasonably be expected to be materially adverse to the business, operations, properties, assets, condition (financial or otherwise), or operating results of Wireless Attachments, or materially impair the ability of Wireless Attachments to perform its obligations under this Agreement, excluding any change, effect or circumstance resulting from (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement; or (ii) changes in the U.S. securities markets generally.

B.  The minute books of Wireless Attachments are current as required by law, contain the minutes of all meetings of the Wireless Attachments Board and stockholders of Wireless Attachments from its date of incorporation to the date of this Agreement, and adequately reflect all material actions taken by the Wireless Attachments Board and stockholders of Wireless Attachments. Wireless Attachments is not in violation of any of the provisions of the Wireless Attachments Charter Documents.

Section 2.2 Capitalization of Wireless Attachments.

A. The authorized capital stock of Wireless Attachments consists of: (i) 250,000,000 shares authorized as common stock, par value $0.0001, of which 129,288,000 shares of common stock are issued and outstanding immediately prior to this Share Exchange; and (ii) 250,000,000 shares authorized as preferred stock, par value $0.0001, of which 0 shares of preferred stock are issued and outstanding immediately prior to this Share Exchange.

B.  All of the issued and outstanding shares of common stock of Wireless Attachments immediately prior to this Share Exchange are, and all shares of common stock of Wireless Attachments when issued in accordance with the terms hereof will be, duly authorized, validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable U.S. federal and state securities laws and state corporate laws, and will have been issued free of preemptive rights of any security holder. The issuance of all of the shares of Wireless Attachments described in this Section 2.2 have been, or will be, as applicable, in compliance with U.S. federal and state securities laws and state corporate laws and no stockholder of Wireless Attachments has any right to rescind or bring any other claim against Wireless Attachments for failure to comply with the Securities Act, or state securities laws.

Section 2.3 Outstanding Warrants, Options or Promissory Notes. As of the date of this Agreement, there are no outstanding and unexercised warrants, options or promissory notes issued by Wireless Attachments.

Section 2.4 Outstanding Agreements. Wireless Attachments is not a party to any agreements which have not been disclosed to Canna-Life.

Section 2.5 Authorization, Validity and Enforceability of Agreements. Wireless Attachments has all corporate power and authority to execute and deliver this Agreement and all agreements, instruments and other documents to be executed and delivered in connection with the transactions contemplated by this Agreement (collectively the “Agreements”) to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of the Agreements by Wireless Attachments and the consummation by Wireless Attachments of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of Wireless Attachments, and no other corporate proceedings on the part of Wireless Attachments are necessary to authorize the Agreements or to consummate the transactions contemplated hereby and thereby. The Agreements constitute the valid and legally binding obligation of Wireless Attachments and is enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles, or by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally. Wireless Attachments does not need to give any notice to, make any filings with, or obtain any authorization, consent or approval of any government or governmental agency or other party in order for it to consummate the transactions contemplated by any of the Agreements, other than filings that may be required or permitted under states securities laws, the Securities Act and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) resulting from the issuance of the Wireless Attachments Shares in connection with the Share Exchange.

Section 2.6 No Conflict or Violation. Neither the execution and delivery of the Agreements by Wireless Attachments, nor the consummation by Wireless Attachments of the transactions contemplated thereby will: (i) contravene, conflict with, or violate any provision of the Wireless Attachments Charter Documents; (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, court, administrative panel or other tribunal to which Wireless Attachments is subject; (iii) conflict with, result in a breach of, constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Wireless Attachments is a party or by which it is bound, or to which any of its assets or properties are subject; or (iv) result in or require the creation or imposition of any encumbrance of any nature upon or with respect to any of Wireless Attachments’ assets, including without limitation, the Wireless Attachments Shares.

Section 2.7 Litigation. There is no action, suit, proceeding or investigation (“Action”) pending or, to the knowledge of Wireless Attachments, currently threatened against Wireless Attachments or any of its affiliates, that may affect the validity of this Agreement or the right of Wireless Attachments to enter into this Agreement or to consummate the transactions contemplated hereby or thereby. There is no Action pending or, to the knowledge of Wireless Attachments, currently threatened against Wireless Attachments or any of its affiliates, before any court or by or before any governmental body or any arbitration board or tribunal, nor is there any judgment, decree, injunction or order of any court, governmental department, commission, agency, instrumentality or arbitrator against or relating to Wireless Attachments or any of its affiliates. Neither Wireless Attachments nor any of its affiliates is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no Action by Wireless Attachments or any of its affiliates relating to Wireless Attachments currently pending or which Wireless Attachments or any of its affiliates intends to initiate.

Section 2.8 Compliance with Laws. Wireless Attachments has been and is in compliance with, and has not received any notice of any violation of any, applicable law, order, ordinance, regulation or rule of any kind whatsoever, including without limitation the Securities Act, the Exchange Act, the applicable rules and regulations of the SEC or the applicable securities laws and rules and regulations of any state.

Section 2.9  Financial Statements. Wireless Attachments’ financial statements (the “Financial Statements”) have been prepared in accordance with generally accepted accounting principles applicable in the United States of America (“U.S. GAAP”) applied on a consistent basis, except that those Financial Statements that are not audited do not contain all footnotes required by U.S. GAAP. The Financial Statements fairly present the financial condition and operating results of Wireless Attachments as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Wireless Attachments has no material liabilities (contingent or otherwise). Wireless Attachments is not a guarantor or indemnitor of any indebtedness of any other person, entity or organization. Wireless Attachments maintains a standard system of accounting established and administered in accordance with U.S. GAAP.

Section 2.10 Books, Financial Records and Internal Controls. All the accounts, books, registers, ledgers, Wireless Attachments Board minutes and financial and other records of whatsoever kind of Wireless Attachments have been fully, properly and accurately kept and completed; there are no material inaccuracies or discrepancies of any kind contained or reflected therein; and they give and reflect a true and fair view of the financial, contractual and legal position of Wireless Attachments. Wireless Attachments maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

Section 2.11 Tax Returns, Payments and Elections. Wireless Attachments has filed all Tax (as defined below) returns, statements, reports, declarations and other forms and documents (including, without limitation, estimated tax returns and reports and material information returns and reports) (“Tax Returns”) required pursuant to applicable law to be filed with any Tax Authority (as defined below). All such Tax Returns are accurate, complete and correct in all material respects, and Wireless Attachments has timely paid all Taxes due and adequate provisions have been and are reflected in Wireless Attachments’ Financial Statements for all current taxes and other charges to which Wireless Attachments is subject and which are not currently due and payable. None of Wireless Attachments’ federal income tax returns have been audited by the Internal Revenue Service. Wireless Attachments has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal or state) of any nature whatsoever, whether pending or threatened against Wireless Attachments for any period, nor of any basis for any such assessment, adjustment or contingency. Wireless Attachments has withheld or collected from each payment made to each of its employees, if applicable, the amount of all Taxes (including, but not limited to, U.S. income taxes and other foreign taxes) required to be withheld or collected therefrom, and has paid the same to the proper Tax Authority. For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, without limitation, (x) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any U.S., local or foreign governmental authority or regulatory body responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”), (y) any liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period or as the result of being a transferee or successor thereof, and (z) any liability for the payment of any amounts of the type described in (x) or (y) as a result of any express or implied obligation to indemnify any other person or entity.

Section 2.12 No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or anticipated by Wireless Attachments to arise, between Wireless Attachments and any accountants and/or lawyers formerly or presently engaged by Wireless Attachments. Wireless Attachments is current with respect to fees owed to its accountants and lawyers.

Section 2.13 Absence of Undisclosed Liabilities. Except as specifically disclosed herein: (A) there has been no event, occurrence or development that has resulted in or could result in a Material Adverse Effect; (B) Wireless Attachments has not incurred any liabilities, obligations, claims or losses, contingent or otherwise, including debt obligations, other than professional fees to be paid prior to Closing; (C) Wireless Attachments has not declared or made any dividend or distribution of cash or property to its shareholders, purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, or issued any equity securities other than with respect to transactions contemplated hereby; (D) Wireless Attachments has not made any loan, advance or capital contribution to or investment in any person or entity; (E) Wireless Attachments has not discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (F) Wireless Attachments has not suffered any losses or waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of prospective business; and (G) except for the Share Exchange, Wireless Attachments has not entered into any transaction other than in the ordinary course of business, or entered into any other material transaction, whether or not in the ordinary course of business.

Section 2.14 No Undisclosed Events or Circumstances. No event or circumstance has occurred or exists with respect to Wireless Attachments or its respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by Wireless Attachments but which has not been so publicly announced or disclosed. Wireless Attachments has not provided to Canna-Life, or the Canna-Life Shareholders, any material non-public information or other information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by Wireless Attachments but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement and/or the Share Exchange.

Section 2.15 Disclosure. This Agreement and any certificate attached hereto or delivered in accordance with the terms hereof by or on behalf of Wireless Attachments or the Wireless Attachments Controlling Stockholders in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein and/or therein not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CANNA-LIFE

Canna-Life represents, warrants and agrees that all of the statements in the following subsections of this Article III, pertaining to Canna-Life, are true and complete as of the date hereof.

Section 3.1 Incorporation. Canna-Life is a company duly incorporated, validly existing, and in good standing under the laws of Colorado and has the corporate power and is duly authorized under all applicable laws, regulations, ordinances, and orders of public authorities to carry on its business in all material respects as it is now being conducted.  The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of Canna-Life’s Articles of Incorporation or Bylaws, or similar documents.  Canna-Life has taken all actions required by law, its Articles of Incorporation or Bylaws, or otherwise to authorize the execution and delivery of this Agreement.  Canna-Life has full power, authority, and legal capacity and has taken all action required by law, its Articles of Incorporation or Bylaws, and otherwise to consummate the transactions herein contemplated.

Section 3.2 Capitalization of Canna-Life. The authorized capital stock of Canna-Life consists of: (i) 100,000,000 shares authorized as common stock, par value $0.001, of which 8,096,000 shares of common stock are issued and outstanding immediately prior to this Share Exchange; and (ii) 5,000,000 shares authorized as preferred stock, par value $0.001, of which 0 shares of preferred stock are issued and outstanding immediately prior to this Share Exchange.

Section 3.3 Outstanding Warrants, Options or Promissory Notes. As of the date of this Agreement, there are 596,000 Canna-Life Warrants, with each Canna-Life Warrant entitling the holder to purchase 1 share of Canna-Life common stock at a price of $4.75 per share for a period of three years from the date of issuance. There are no options or promissory notes issued and outstanding immediately prior to this Share Exchange.

Section 3.4 Outstanding Agreements. Canna-Life is a party certain Letters of Intent (“LOIs”) with the following companies.

On February 12, 2014, Canna-Life and URSource Holdings, Inc., a California corporation (“URSource”), entered into a letter agreement (the “Madison Letter Agreement”) pursuant to which: (i) URSource shall assign, and Canna-Life shall assume, an existing lease to make full use and enjoyment of that certain building located at 4355 Madison Street, Denver, Colorado 80216, (the “Madison St. Property”); and, (ii) Canna-Life shall engage URSource to develop the Madison St. Property, under the direction of Canna-Life or its assigns, for the purpose of making the property suitable for use in the legal commercial cannabis industry. As consideration for the assignment of URSource’s interest in the Madison St. Property, Canna-Life shall pay to URsource an aggregate amount of $3,000,000. As consideration for the development of the Madison St. Property to make the property suitable for use in the legal commercial cannabis industry, Canna-Life shall pay an aggregate amount of $10,000,000. The rights and obligations set forth under the terms and conditions of the Madison Letter Agreement are subject to the results of a due diligence investigation to be conducted by the Parties and the consummation of certain definitive agreements. Pending consummation of those certain definitive agreements, Canna-Life has exclusive negotiating rights in connection with the transactions contemplated in the Madison Letter Agreement.

On February 12, 2014, Canna-Life and URSource Holdings, Inc., a California corporation (“URSource”), entered into a letter agreement (the “Isabelle Letter Agreement”) pursuant to which Canna-Life shall acquire that certain 9 acres of real property and improvements, including all buildings, fixtures and equipment located thereon, commonly known as 10452 Isabelle Road, Lafayette, Boulder County, Colorado, parcel numbers 146522000023 and 146522000014 (the “Isabelle Property”). As consideration for the acquisition of URSource’s interest in the Isabelle Property, Canna-Life shall pay to URSource an aggregate amount of $6,500,000. The rights and obligations set forth under the terms and conditions of the Isabelle Letter Agreement are subject to the results of a due diligence investigation to be conducted by the Parties and the consummation of certain definitive agreements. Pending consummation of those certain definitive agreements, Canna-Life has exclusive negotiating rights in connection with the transaction contemplated in the Isabelle Letter Agreement.

On February 12, 2014, Canna-Life and URSource Holdings, Inc., a California corporation (“URSource”), entered into a letter agreement (the “Pueblo Letter Agreement”) pursuant to which: (i) Canna-Life shall acquire that certain 90 acres of real property and improvements, including all buildings, fixtures and equipment located thereon, commonly known as 47835 E. State Hwy 96, Avondale, Pueblo County, Colorado 81022, parcel numbers 232000004, 232000006, 232000018 and 232000020 (the “Pueblo Property”); (ii) Canna-Life shall acquire technology and other intellectual property from URSource; and (iii) Canna-Life shall engage URSource to develop the Pueblo Property, under the direction of Canna-Life or its assigns, for the purpose of making the property suitable for use in the legal commercial cannabis industry. As consideration for the assignment of URSource’s interest in the Pueblo Property, Canna-Life shall pay to URsource an aggregate amount of $6,000,000. As consideration for the the acquisition of technology and other intellectual property and the development of the Pueblo Property to make the property suitable for use in the legal commercial cannabis industry, Canna-Life shall pay an aggregate amount of $10,000,000. The rights and obligations set forth under the terms and conditions of the Pueblo Letter Agreement are subject to the results of a due diligence investigation to be conducted by the Parties and the consummation of certain definitive agreements. Pending consummation of those certain definitive agreements, Canna-Life has exclusive negotiating rights in connection with the transactions contemplated in the Pueblo Letter Agreement.

Section 3.5 Financial Statements. Canna-Life has kept all books and records since inception and such financial statements have been prepared in accordance with U.S. GAAP consistently applied throughout the periods involved. The balance sheets are true and accurate and present fairly as of their respective dates the financial condition of Canna-Life.  As of the date of such balance sheets, except as and to the extent reflected or reserved against therein, including but not limited to any previous tax liability, Canna-Life had no liabilities or obligations (absolute or contingent) which should be reflected in the balance sheets or the notes thereto prepared in accordance with U.S. GAAP generally accepted accounting principles, and all assets reflected therein are properly reported and present fairly the value of the assets of Canna-Life, in accordance with U.S. GAAP. The statements of operations, stockholders’ equity and cash flows reflect fairly the information required to be set forth therein by U.S. GAAP. Canna-Life has duly allowed for all taxation reasonably foreseeable and Canna-Life has made any and all proper declarations and returns for taxation purposes and all information contained in such declarations and returns is true and complete and full provision or reserves have been made in its financial statements for all governmental fees and taxation. The books and records, financial and otherwise, of Canna-Life are, in all material aspects, complete and correct and have been maintained in accordance with good business and accounting practices. All of Canna-Life’s assets are reflected on its financial statements, and Canna-Life has no material liabilities, direct or indirect, matured or unmatured, contingent or otherwise which is not reflected on its financial statements.

Section 3.6 Information. The information concerning Canna-Life set forth in this Agreement is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 3.7 Absence of Certain Changes or Events. As of the date of this Agreement, (a) there has not been any material adverse change in the business, operations, properties, assets, or condition (financial or otherwise) of Canna-Life; and (b) Canna-Life has not: (i) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its shares; (ii) made any material change in its method of management, operation or accounting; (iii) entered into any other material transaction other than in the ordinary course of its business; or (iv) made any increase in or adoption of any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its officers, directors, or employees.

Section 3.8 Litigation and Proceedings. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of Canna-Life after reasonable investigation, threatened by or against  Canna-Life or affecting Canna-Life or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.  Canna-Life does not have any knowledge of any material default on its part with respect to any judgment, order, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

Section 3.9 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of any indenture, mortgage, deed of trust, or other material agreement, or instrument to which Canna-Life is a party or to which any of its assets, properties or operations are subject.

Section 3.10 Compliance With Laws and Regulations. To the best of its knowledge, Canna-Life has complied with all applicable statutes and regulations, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of Canna-Life or except to the extent that noncompliance would not result in the occurrence of any material liability for Canna-Life.  This compliance includes, but is not limited to, the filing of all reports to date with federal and state securities authorities.

Section 3.11 Approval by Majority Consent. The holders of at least a majority (51%) of the outstanding shares of common stock of Wireless Attachments must approve this Agreement by written consent prior to the Closing Date.

Section 3.12 Approval of Agreement. The Board of Directors of Canna-Life has authorized the execution and delivery of this Agreement by Canna-Life and has approved this Agreement and the transactions contemplated hereby.

Section 3.13 Valid Obligation. This Agreement and all agreements and other documents executed by Canna-Life in connection herewith constitute the valid and binding obligation of Canna-Life, enforceable in accordance with its or their terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CANNA-LIFE SHAREHOLDERS

Each of the Canna-Life Shareholders hereby severally and not jointly represent and warrant to Wireless Attachments:

Section 4.1 Authority. Such Canna-Life Shareholder has the right, power, authority and capacity to execute and deliver this Agreement to which such Canna-Life Shareholders are each a party, to consummate the transactions contemplated by this Agreement to which such Canna-Life Shareholder is each a party, and to perform such Canna-Life Shareholders’ obligations under this Agreement to which such Canna-Life Shareholders is a party. This Agreement has been duly and validly authorized and approved, executed and delivered by a majority of such Canna-Life Shareholders. Assuming this Agreement has been duly and validly authorized, executed and delivered by the parties thereto other than such Canna-Life Shareholder, this Agreement is duly authorized, executed and delivered by such Canna-Life Shareholders and constitutes the legal, valid and binding obligations of such Canna-Life Shareholder, enforceable against such Canna-Life Shareholders in accordance with their respective terms, except as such enforcement is limited by general equitable principles, or by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors rights generally.

Section 4.2 No Conflict. Neither the execution or delivery by such Canna-Life Shareholder of this Agreement to which such Canna-Life Shareholder is a party nor the consummation or performance by such Canna-Life Shareholder of the transactions contemplated hereby or thereby will, directly or indirectly, (a) contravene, conflict with, or result in a violation of any provision of the organizational documents of such Canna-Life Shareholders (if such Canna-Life Shareholder is not a natural person); (b) contravene, conflict with, constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, any agreement or instrument to which such Canna-Life Shareholders is a party or by which the properties or assets of such Canna-Life Shareholder is bound; or (c) contravene, conflict with, or result in a violation of, any law or order to which such Canna-Life Shareholder, or any of the properties or assets of such Canna-Life Shareholder, may be subject.

Section 4.3 Litigation. There is no pending Action against such Canna-Life Shareholder that involves the Canna-Life Shares or that challenges, or may have the effect of preventing, delaying or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or the business of Canna-Life and, to the knowledge of such Canna-Life Shareholder, no such Action has been threatened, and no event or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Action.

Section 4.4 Ownership of Shares. Such Canna-Life Shareholder is both the record and beneficial owner of the Canna-Life Shares. Such Canna-Life Shareholder is not the record or beneficial owner of any other shares of Canna-Life. Such Canna-Life Shareholder has and shall transfer at the Closing, good and marketable title to the Canna-Life Shares, free and clear of all liens, claims, charges, encumbrances, pledges, mortgages, security interests, options, rights to acquire, proxies, voting trusts or similar agreements, restrictions on transfer or adverse claims of any nature whatsoever, excepting only restrictions on future transfers imposed by applicable law.

Section 4.5 Pre-emptive Rights. Such Canna-Life Shareholder has no pre-emptive rights or any other rights to acquire any shares of Canna-Life that have not been waived or exercised.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF CANNA-LIFE AND THE CANNA-LIFE SHAREHOLDERS

The obligations of Canna-Life to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Canna-Life or such of the Canna-Life Shareholders, as the case may be, at their sole discretion:

Section 5.1 Representations and Warranties of Wireless Attachments. All representations and warranties made by Wireless Attachments in this Agreement shall be true and correct in all material respects on and as of the Closing Date.

Section 5.2 Agreements and Covenants. Wireless Attachments shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Closing Date.

Section 5.3 Consents and Approvals. All consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement shall be in full force and effect on the Closing Date.

Section 5.4 No Violation of Orders. No preliminary or permanent injunction or other order issued by any court or governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, which declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Wireless Attachments shall be in effect; and no action or proceeding before any court or governmental or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person or entity, which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 5.5 Documents. Subject to waiver by Canna-Life, Wireless Attachments must have caused the following documents to be delivered to Canna-Life at Closing:

A.  share certificates evidencing the Wireless Attachments Shares registered in the name of the Canna-Life Shareholders;

B.  this Agreement duly executed;

C. such other documents as Canna-Life or the Canna-Life Shareholders may reasonably request for the purpose of (A) evidencing the accuracy of any of the representations and warranties of Wireless Attachments, (B) evidencing the performance of, or compliance by Wireless Attachments with any covenant or obligation required to be performed or complied with by Wireless Attachments, (C) evidencing the satisfaction of any condition referred to in this Article V, or (D) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

Section 5.6 No Material Adverse Effect.  There shall not have been any event, occurrence or development that has resulted in or could result in a Material Adverse Effect on or with respect to Wireless Attachments.

Section 5.7 Cancellation of Wireless Attachments Control Shares. Wireless Attachments shall have completed cancellation of 113,500,000 shares of common stock of Wireless Attachments held by the Wireless Attachments Controlling Stockholders, as set forth in Section 1.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF WIRELESS ATTACHMENTS

The obligations of Wireless Attachments to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Wireless Attachments in its sole discretion:

Section 6.1 Representations and Warranties of Canna-Life and the Canna-Life Shareholders. All representations and warranties made by Canna-Life and the Canna-Life Shareholders on behalf of themselves individually in this Agreement shall be true and correct on and as of the Closing Date.

Section 6.2 Approval by Majority Consent. The holders of at least a majority (51%) of the outstanding shares of common stock of Canna-Life must approve this Agreement by written consent prior to the Closing Date.

Section 6.3 Agreements and Covenants. Canna-Life and the Canna-Life Shareholders shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date.

Section 6.4 Consents and Approvals. All consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement, shall have been duly obtained and shall be in full force and effect on the Closing Date.

Section 6.5 No Violation of Orders. No preliminary or permanent injunction or other order issued by any court or other governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, domestic or foreign, that declares this Agreement invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Canna-Life shall be in effect; and no action or proceeding before any court or government or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person or entity, which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 6.6 Documents. Subject to waiver by Wireless Attachments, Canna-Life and the Canna-Life Shareholders must deliver to Wireless Attachments at the Closing:

A.                   share certificates evidencing the number of Canna-Life Shares, along with executed share transfer forms transferring such Canna-Life Shares to Wireless Attachments;

B.                   this Agreement to which Canna-Life and the Canna-Life Shareholders are each a party, duly executed; and

C.                   such other documents as Wireless Attachments may reasonably request for the purpose of (A) evidencing the accuracy of any of the representations and warranties of Canna-Life and the Canna-Life Shareholders, (B) evidencing the performance of, or compliance by Canna-Life and the Canna-Life Shareholders with, any covenant or obligation required to be performed or complied with by Canna-Life and the Canna-Life Shareholders, as the case may be, (C) evidencing the satisfaction of any condition referred to in this Article VI, or (D) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

Section 6.7 No Claim Regarding Stock Ownership or Consideration. There must not have been made or threatened by any person, any claim asserting that such person (a) is the holder of, or has the right to acquire or to obtain beneficial ownership of the Canna-Life Shares, or any other stock, voting, equity, or ownership interest in, Canna-Life, or (b) is entitled to all or any portion of the Canna-Life Shares.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

Section 7.1 Survival of Provisions. The respective representations, warranties, covenants and agreements of each of the parties to this Agreement (except covenants and agreements which are expressly required to be performed and are performed in full on or before the Closing Date) shall expire on the first day of the three-year anniversary of the Closing Date (the “Survival Period”). The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages, or other remedy based on such representations, warranties, covenants, and obligations.

Section 7.2 Indemnification.

A.                   Indemnification Obligations in favor of the Wireless Attachments Controlling Stockholders. From and after the Closing Date until the expiration of the Survival Period, Canna-Life shall reimburse and hold harmless each of the Wireless Attachments Controlling Stockholders (such person and his heirs, executors, administrators, agents, successors and assigns is referred to herein as a “Wireless Attachments Indemnified Party”) against and in respect of any and all damages, losses, settlement payments, in respect of deficiencies, liabilities, costs, expenses and claims suffered, sustained, incurred or required to be paid by such Wireless Attachments Indemnified Party, and any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other procedures or investigation against any Wireless Attachments Indemnified Party, which arises or results from a third-party claim brought against a Wireless Attachments Indemnified Party to the extent based on a breach of the representations and warranties with respect to the business, operations or assets of Canna-Life. All claims of Wireless Attachments pursuant to this Section 8.2 shall be brought by the Wireless Attachments Controlling Stockholders on behalf of Wireless Attachments and those Persons who were stockholders of Wireless Attachments immediately prior to the Closing Date.  In no event shall any such indemnification payments exceed $15,000 in the aggregate from Canna-Life.   No claim for indemnification may be brought under this Section 8.2(A) unless all claims for indemnification, in the aggregate, total more than $10,000.

B.                   Indemnification Obligations in favor of Canna-Life and the Canna-Life Shareholders. From and after the Closing Date until the expiration of the Survival Period, the Wireless Attachments Controlling Stockholders shall indemnify and hold harmless Canna-Life, the Canna-Life Shareholders, and their respective officers, directors, agents, attorneys and employees, and each person, if any, who controls or may “control” (within the meaning of the Securities Act) any of the forgoing persons or entities (each a “Canna-Life Indemnified Person”) from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, legal fees (collectively, “Damages”) arising out of: (i) any breach of representation or warranty made by Wireless Attachments or the Wireless Attachments Controlling Stockholders in this Agreement, and in any certificate delivered by Wireless Attachments or the Wireless Attachments Controlling Stockholders pursuant to this Agreement; (ii) any breach by Wireless Attachments or the Wireless Attachments Controlling Stockholders of any covenant, obligation or other agreement made by Wireless Attachments or the Wireless Attachments Controlling Stockholders in this Agreement; and (iii) a third-party claim based on any acts or omissions by Wireless Attachments or the Wireless Attachments Controlling Stockholders. In no event shall any such indemnification payments exceed $1,000,000 in the aggregate from the Wireless Attachments Controlling Stockholders.  No claim for indemnification may be brought under this Section 8.2(B) unless all claims for indemnification, in the aggregate, total more than $10,000.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Successors and Assigns. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns; provided that no party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other parties.

Section 8.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all legal and other fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by each Party, as incurred respectively.

Section 8.3 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been given or made if in writing and delivered personally or 7 days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the parties or to such other persons or at such other addresses as shall be furnished by any party by like notice to the others, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed.

Section 8.4 Entire Agreement. This Agreement, together with the exhibits hereto, represents the entire agreement and understanding of the parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein or in the exhibits, certificates and other documents delivered in accordance herewith. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action or suit involving this Agreement.

Section 8.5 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible so as to be valid and enforceable.

Section 8.6 Titles and Headings. The Article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Fax and PDF copies shall be considered originals for all purposes.

Section 8.8 Convenience of Forum; Consent to Jurisdiction. The parties to this Agreement, acting for themselves and for their respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent and subject themselves to the jurisdiction of, the courts of the State of Colorado, and/or the U.S. District Court for Colorado, in respect of any matter arising under this Agreement. Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in Section 9.3.

Section 8.9 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.10 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Colorado without giving effect to the choice of law provisions thereof.

Section 8.11 Amendments and Waivers. Except as otherwise provided herein, no amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

[REST OF PAGE DELIBERATELY LEFT BLANK]

[SIGNATURE PAGE TO SHARE EXCHANGE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WIRELESS ATTACHMENTS, INC. (“WIRELESS ATTACHMENTS”)

/s/ Alan Smith

Name: Alan Smith

Title: Chief Executive Officer

WIRELESS ATTACHMENTS, INC. CONTROLLING STOCKHOLDERS

/s/ Alan Smith

Name: Alan Smith

Percentage of Control of Wireless Attachments, Inc.: 92.816%

CANNA-LIFE CORPORATION (“CANNA-LIFE”)

/s/ Alan Smith

Name: Alan Smith

Title: Chief Executive Officer

SCHEDULE I

CANNA-LIFE SHAREHOLDERS

NAME	CANNA-LIFE SHARES HELD	WIRELESS ATTACHMENTS SHARES TO BE ISSUED
Alan Smith	7,500,000	7,500,000
Mark Timm	43,000	43,000
Aftab and Asma Saleem	25,000	25,000
Felix Campos	10,000	10,000
Alan Berger	10,000	10,000
Shaheed Khan	10,000	10,000
Evelina Lekster	7,000	7,000
Ted WenGrofsky	10,000	10,000
William J. Albert	10,000	10,000
Assad S. Mirza	12,000	12,000
Jason and Shoshana Feur	15,000	15,000
Ashley and Elias Goldstein	15,000	15,000
Rosa and Glen Golish	15,000	15,000
NuView IRA Inc. FBO James Wagy	20,000	20,000
Barry and Dana Schechter	35,000	35,000
Karl Lunney	15,000	15,000
Joetey Attariwala	10,000	10,000
Bert Associates	10,000	10,000
Ryan Kuhlman	10,000	10,000
The Four 9's Group Inc. (Livshin)	30,000	30,000
Anish Dave	8,000	8,000
Pitam Inc.	10,000	10,000
Gurinder Guiliani	10,000	10,000
Henry Pedraza	25,000	25,000
John Piscopo	6,000	6,000
Barbara Virk	25,000	25,000
Benjamin L Henschel	100,000	100,000
Daniel Calitri	20,000	20,000
Agri Impex	20,000	20,000
Zenmark Lmited	50,000	50,000
Vir Sennik	10,000	10,000
TOTALS	8,096,000	8,096,000

SCHEDULE II

WIRELESS ATTACHMENTS, INC. CONTROLLING STOCKHOLDERS

NAME	WIRELESS ATTACHMENTS, INC. SHARES HELD	PERCENTAGE OF CONTROL
Alan Smith	120,000,000	92.816%
TOTALS	120,000,000	92.816%